                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               UJB Financial Corp.
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.20 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    902760107
             -------------------------------------------------------
                                 (CUSIP Number)

                               Roger Mehner, Esq.
                              Bourne, Noll & Kenyon
                             382 Springfield Avenue
                            Summit, New Jersey 07901
                                 (908) 277-2200
             -------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               September 11, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   902760107
            ---------

1.  Name of Reporting Person: The Summit Bancorporation

    I.R.S. Identification No.: 22-2007124

2.  Check the Appropriate Box if a Member of a Group

    (a)

    (b)

3.  SEC Use Only

4.  Source of Funds: WC, BK

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ].

6.  Citizenship or Place of Organization: New Jersey

    Number of                7.      Sole Voting Power:          106,607
    Shares Bene-
     ficially
    Owned by Each            8.      Shared Voting Power:           0
    Reporting Person
    With
                             9.      Sole Dispositive Power:     106,607

                             10.     Shared Dispositive Power:      0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 106,607

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x] (1)

13. Percent of Class Represented by Amount in Row (11): .2% of outstanding shares

14. Type of Reporting Person: CO, HC

(1) The Reporting Person has entered into a Stock Option Agreement covering up to 11,450,000 shares of UJB Common (as defined herein). Unless and until the option granted thereunder is exercised, the Reporting Person disclaims beneficial ownership of the shares covered thereby.

    This Report relates to the common stock, par value $1.20 per share ("UJB Common") of UJB Financial Corp. ("UJB"). The Report on Schedule 13D filed by The Summit Bancorporation on September 21, 1995 (the "Schedule 13D") is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and supplemented to include the following information:

         (a) Summit also beneficially owns 96,519 shares of UJB Common. These shares were acquired more than sixty days prior to September 11, 1995.

         (b) Summit has the sole power to vote and dispose of the above-referenced shares of UJB Common.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above-referenced shares of UJB Common.


Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September __, 1995                     The Summit Bancorporation



                                               By:/s/ John R. Feeney
                                                  ----------------------------
                                                  John R. Feeney, Senior Group
                                                  Executive Vice President

                                   Schedule II

                Schedule II of the Schedule 13D is hereby amended
             and supplemented to include the following information:

     Name                               Shares Beneficially Owned
     ----                               -------------------------
1.   Orin R. Smith                      9,000 shares of UJB Common, 5,000 of
                                        which were bought on September 15, 1995
                                        at a price of $33.50 per share, 1,000 of
                                        which were bought on September 18, 1995
                                        at a price of $33.00 per share, 2,000
                                        of which were bought on September 21,
                                        1995 at a price of $32.50 per share and
                                        1,000 of which were bought on September
                                        25, 1995 at a price of $32.00 per share.

All transactions were effected through normal brokers' transactions.